

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 1-10-07

DIVISION OF
CORPORATION FINANCE



07043046

January 12, 2007

Ronald O. Mueller
Gibson, Dunn, Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/12/2007

Re: Washington Mutual, Inc.

Dear Mr. Mueller:

This is in regard to your letter dated January 10, 2007 concerning the shareholder proposal submitted by Lucy M. Kessler for inclusion in Washington Mutual's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Washington Mutual therefore withdraws its December 22, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

933/36

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 10, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 95206-00128

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of no-action letter request regarding the Shareholder Proposal of Lucy Kessler, represented by John Chevedden; Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

In a letter dated December 22, 2006, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Washington Mutual, Inc. (the "Company"), could properly exclude from its proxy materials for its 2007 Annual Shareholders Meeting a shareholder proposal relating to a poison pill (the "Proposal") received from Lucy Kessler (the "Proponent"), naming John Chevedden as her designated representative.

Enclosed is an email from Mr. Chevedden, the Proponent's representative, to the Staff transmitted on December 27, 2006, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this email, we hereby withdraw the December 22, 2006, no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Please do not hesitate to call me at (202) 955-8671 with any questions in this regard.

Sincerely,



Ronald O. Mueller

Enclosure
cc: Christopher J. Bellavia, Washington Mutual, Inc.
John Chevedden

100139340_1.DOC

EXHIBIT A

Subject: Washington Mutual, Inc. (WM) Rule 14a-8 Proposal withdrawn

From: J <olmsted7p@earthlink.net>
To: CFLETTERS@SEC.GOV <CFLETTERS@SEC.GOV>
Cc: Bellavia, Christopher J.
Sent: Wed Dec 27 13:18:10 2006
Subject: Washington Mutual, Inc. (WM) Rule 14a-8 Proposal withdrawn

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Washington Mutual, Inc. (WM)
Rule 14a-8 Proposal: Poison Pill
Lucy Kessler

Ladies and Gentlemen:

This proposal is now withdrawn, reference company December 22, 2006 no action request.

Sincerely,

John Chevedden

cc:
Lucy Kessler
Christopher J. Bellavia

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 22, 2006

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 95206-00128

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Lucy Kessler, represented by John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Washington Mutual, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Lucy Kessler, naming John Chevedden as her designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") take "steps to redeem . . . management's poison pill." A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

We believe that the Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal."

The Company received the Proposal on November 7, 2006. The Proponent did not include with the Proposal evidence demonstrating satisfaction of Rule 14a-8(b). *See* Exhibit A. Furthermore, the Proponent does not appear on the records of the Company's stock transfer agent as a shareholder of record. Accordingly, on November 15, 2006, which was within 14 calendar days of the Company receiving the Proposal, the Company sent a letter to the Proponent via email and Federal Express informing the Proponent of the requirements of Rule 14a-8 and how to cure the procedural deficiency, namely that the Company had not received sufficient proof of ownership as required by Rule 14a-8(b) (the "Deficiency Notice"). *See* Exhibit B. Federal Express records confirm delivery of the Deficiency Notice to the Proponent at 2:46 P.M. on November 16, 2006. *See* Exhibit C. In response to the Deficiency Notice, the Company received on November 24, 2006, a letter from the Proponent that included a statement from Merrill Lynch attesting to the Proponent's ownership of 34 shares of the Company's common stock (the "Proponent's Response"). *See* Exhibit D.

The Proponent's Response does not constitute sufficient proof of ownership in compliance with Rule 14a-8(b)(1). As noted above, Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held *at least $2,000 in market value*, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal" (*emphasis added*). The $2,000 market value threshold is determined "by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal." Section C.1.a, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). In this case, the Proposal was submitted to the Company on November 7, 2006. The Proponent's Response indicates that the Proponent has owned 34 shares of the Company's common stock since October 1, 2005. During the 60 calendar days preceding November 7, 2006 (the date of submission), the highest selling price of the Company's common stock was $43.98. Therefore, in accordance with SLB 14, the market value of the Proponent's shares was $1,495.32 (34 shares multiplied by $43.98, the highest selling price during the 60 calendar days preceding submission). Thus, despite the Deficiency Notice, the Proponent failed to satisfy Rule 14a-8(b)(1) because the Proponent submitted proof of less than the requisite $2,000 in market value of the Company's common stock.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). More specifically, the Staff consistently has concurred that shareholder proposals may be excluded when the proponent has not satisfied the requisite ownership requirement of $2,000 in market value as of the date the proponent submitted the proposal. *See, e.g., Exelon Corp.* (avail. Mar. 14, 2005) (concurring that a shareholder proposal was excludable because the value of proponent's 23 shares of the company's stock during the 60 calendar days preceding submission was only $1,545.37, and thus, did not meet the requisite $2,000 threshold); *The SCO Group, Inc.* (avail. Mar. 1, 2004) (permitting exclusion of a proposal where proponent indicated ownership of only three shares of the company's stock, which was valued at less than $25 per share, and proponent was not a registered holder of additional shares); *Sabre Holdings Corp.* (avail. Jan. 28, 2004) (concurring in the exclusion of a shareholder proposal where proponent's 72 shares of company stock were valued at a maximum of only $1,656.00 during the 60 calendar days prior to submission); *Seagate Technology* (avail. Aug. 11, 2003) (permitting exclusion of a shareholder proposal where the market value of proponent's 100 shares of the company's stock during the 60 days preceding submission was $1,235, and thus, did not meet the $2,000 threshold); *Deere & Co.* (avail. Dec. 5, 2003) (granting no-action relief where a shareholder proposal and the company's records indicated that proponent held only one share of common stock with an approximate value of $57, which failed to meet the threshold in Rule 14a-8(b)(1)). Similarly, based on the Company's records and the proof provided by the Proponent, the Proponent does not appear to satisfy the $2,000 threshold under Rule 14a-8(b)(1).

Despite the Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of the requisite ownership of the Company's common stock as of the date the Proposal was submitted. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Christopher J. Bellavia, First Vice President and Counsel at the Company, at (206) 500-4337.

Sincerely,



Ronald O. Mueller

ROM/jlk
Enclosures

cc: Christopher J. Bellavia, Washington Mutual, Inc.
John Chevedden

100133426_3 (2).DOC

Exhibit A

Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

Mr. Kerry K. Killinger
Chairman
Washington Mutual, Inc. (WM)
1201 Third Ave Ste 1601
Seattle WA 98101
Phone: 206 461-2000
Fax: 206 554-4807

Rule 14a-8 Proposal

Dear Mr. Killinger,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



10/31/06

Lucy M. Kessler

cc: William L. Lynch
Corporate Secretary
Fax: 206-554-2778
FX: 206-490-2447

[Rule 14a-8 Proposal, November 5, 2006]

3 – Redeem our Management's Poison Pill

RESOLVED: Shareholders request that our Board take the steps to redeem our management's poison pill.

Currently our management is protected by a poison pill that triggers at a 15% threshold. A poison pill has the potential to give our directors increased job security if our stock price declines significantly due to our directors' poor performance.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

This topic won a 52% yes-vote average at 12 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

It is also important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our board "High Concern" in executive pay – $17 million in a year for our CEO.
- We did not have an independent board chairman.
- And our Lead Director, Mr. Frank was also rated an "Accelerated Vesting" director due to his service on a board that accelerated the vesting of stock options just prior to implementation of FAS 123R.
- Mr. Frank also chaired our key Audit Committee while serving on the Northrop (NOC) board rated D by The Corporate Library.

Additionally:

- Our directors can be elected with a single yes-vote from our 900 million shares.
- We had no shareholder right to Act by Written Consent.
- Cumulative voting was not permitted.
- We had to marshal a 95% shareholder vote to make at least one governance change – Entrenchment concern.
- Four directors had 15 to 36 years tenure each – Independence concern

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Redeem our Management's Poison Pill

Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit B



Washington Mutual

Legal Department
WMC 3501

(206) 500-4337 direct phone
(206) 377-2230 fax

November 15, 2006

VIA Federal Express

Mr. John Chevedden
2215 Nelson Avenue., No. 205
Redondo Beach, CA 90278

Re: Lucy M. Kessler Shareholder Proposal

Dear Mr. Chevedden:

On November 7, 2006, we received a letter from Lucy M. Kessler, which included a shareholder proposal. The letter indicated that you are Ms. Kessler's agent for this matter and that we are directed to send all communications regarding the matter to you. We note that we have not received Ms. Kessler's proof of ownership of Washington Mutual shares ("WM Shares") yet. Please request that the record holder of such WM Shares send it directly to me at: 1301 Second Avenue, WMC 3501, Seattle, WA 98101.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, Ms. Kessler must provide proof to us that she has continuously owned at least $2,000 in market value, or 1%, of Washington Mutual's common stock that would be entitled to be voted on the proposal for at least one year by the date she submitted the proposal. Ms. Kessler's letter contains her written statements that

> "Rule 14a-8 requirements are intended to be met, including the continuous ownership of the required stock value until after the date of the respective shareholder meeting," and that
>
> "Stock will be held until after the annual meeting."

In addition to this information, we will need the following additional proof of ownership:

- A written statement from the "record" holder of Ms. Kessler's WM Shares verifying that, at the time she submitted her proposal, she continuously held the WM Shares for at least one year; or
- If she has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting her ownership of

the WM Shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in her ownership level.

Your response to this letter must be postmarked no later than 14 calendar days from the date you receive this letter. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,



Christopher J. Bellavia

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

From: Origin ID: (206)377-8144
Shanna Thompson
Washington Mutual WMT1706
1201 3rd Ave

Seattle, WA 98101



Ship Date: 15NOV06
ActWgt: 1 LB
System#: 8275729/INET2500
Account#: S *********

REF: 4460



Delivery Address Bar Code

SHIP TO: (206)500-4337 BILL SENDER

John Chevedden

2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278



STANDARD OVERNIGHT **THU**

Deliver By: 16NOV06

TRK# 7928 8447 5747 FORM 0201

LAX A1

90278 -CA-US

WZ AVXA



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Exhibit C

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Tracking number	792884475747	**Reference**	4460
Signed for by	Signature release on file	**Destination**	Redondo Beach, CA
Ship date	Nov 15, 2006	**Delivered to**	Residence
Delivery date	Nov 16, 2006 2:46 PM	**Service type**	Standard Envelope
		Weight	0.5 lbs.

Status Delivered

Date/Time		Activity	Location	Details
Nov 16, 2006	2:46 PM	**Delivered**	Redondo Beach, CA	Left at front door. Package delivered to recipient address - release authorized
	7:54 AM	On FedEx vehicle for delivery	HAWTHORNE, CA	
	7:16 AM	At local FedEx facility	HAWTHORNE, CA	
	6:27 AM	Departed FedEx location	LOS ANGELES, CA	
	4:17 AM	Arrived at FedEx location	LOS ANGELES, CA	
	2:57 AM	Departed FedEx location	OAKLAND, CA	
Nov 15, 2006	11:00 PM	Arrived at FedEx location	OAKLAND, CA	
	7:37 PM	Left origin	SEATTLE, WA	
	5:06 PM	Picked up	SEATTLE, WA	
	4:57 PM	Package data transmitted to FedEx		

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EXHIBIT D



Private Banking
and Investment Group

The Locniskar Group
Private Wealth Advisors
500 Woodward Ave., #3000
Detroit, Michigan 48226
313 446 1000 T
313 567 1198 F
800 825 3262 TTY
dana_locniskar@ml.com

November 16, 2006

Mrs. Lucy Kessler
7802 Woodville Road
Mt. Airy, MD 21771

To Whom It May Concern:

I can confirm that Lucy Kessler has owned the listed stocks below continuously since October 1, 2005.

215 Abbott Labs (ABT)
270 Chevron (CVX)
25 Bank of America (BAC)
14 Bear Sterns (BSC)
45 Boston Scientific (BSX)
67 Comcast Corp (CMCSA)
57 Gap Stores (GPS)
215 PNC Financial (PNC)
34 Washington Mutual (WM)

If you have any questions, please give me a call.

With best regards,

Daniel F. Angelucci
Vice President
Private Wealth Advisor

DFA:db

END

Post-it® Fax Note 7671	Date 11-24-06	# of pages ▶
To Christopher Bellevin	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 206-377-2230	Fax #	

440-2447